
10028848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 67477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen, Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville (City) Georgia (State) 31792 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sylvia L. Dillinger 229-226-5057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Stanley Barnes Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen, Mooney & Barnes Brokerage Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA A. HEYS
MY COMMISSION # DD 809283
EXPIRES: November 22, 2012
Bonded Thru Notary Public Underwriters

[signature] 2-25-10
Signature

Partner
Title

[signature] 2-25-10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A - there are none
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.- Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable: Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

CONTENTS

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2010

James D. A. Holley & Co.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets:	
Cash - checking account	$ 129,824
Cash - interest bearing	235,221
Commissions receivable	8,250
Other receivables	67,647
Securities	19,250
Prepaid expense	4,674
	$ 464,866

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 10,532
Member's equity	454,334
	$ 464,866

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2009

Income:	
Commissions and fees	$1,178,233
Interest and dividends	3,222
Loss on market value of securities	(1,850)
	1,179,605
Expenses:	
Management and administrative services	891,000
Clearing costs	240,887
Referral fees	47,506
Insurance	18,202
Licenses and registrations	28,078
Other expenses	5,209
	1,230,882
Net loss	$ (51,277)

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

	Member's Equity
Balance, December 31, 2008	$ 430,611
Capital contribution	75,000
Net loss	(51,277)
Balance, December 31, 2009	$ 454,334

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (51,277)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss on market value of securities	1,850
Decrease in receivables	80,626
Increase in prepaid expense	(4,674)
Decrease in payables	(80,212)
Net cash used in operating activities	(53,687)
Cash flows from investing activities:	
Purchase of securities	(8,138)
Cash flows from financing activities:	
Capital contribution	75,000
Increase in cash	13,175
Cash and cash equivalents at beginning of year	351,870
Cash and cash equivalents at end of year	$ 365,045

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in twenty six U.S. states. It has offices in Thomasville, Georgia and Tallahassee, Florida. It is a limited liability company formed November 9, 2000 and is wholly owned by FAIM Investments, LLC. The Company was approved by the SEC and FINRA on March 29, 2007.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. Interest bearing cash includes funds held by its clearing agent, Raymond James & Associates, Inc. These funds are held separately for the exclusive benefit of clients, as required by the U.S. Securities and Exchange Commission. The funds are, by regulation, required to be placed in overnight repurchase agreements that are fully collateralized by U.S. Treasury securities and/or deposited in qualifying trust accounts with major U.S. banks.

Receivables

Receivables include commissions which are amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables were all current and collected after year end. Other receivables include accrued earnings on cash balances and margin loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 25, 2010, which is the date the financial statements were available to be issued.

2. SECURITIES

Securities are marketable equity securities held as trading securities and are carried at market value.

3. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level.

4. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2009. The agreement is for AMBIA to provide management and administrative services at a cost of $74,250 per month. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2009 was $891,000.

The Company's clearing agent, Raymond James & Associates, Inc., also provides investment services to AMBIA. As of year end, the Company did not owe AMBIA for investment advisory fees that were received through the clearing agent for AMBIA.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2009

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$454,334
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		454,334
Additions:		
None		
Deductions:		
Total non-allowable assets		72,014
Net capital before haircuts on securities positions		382,320
Haircuts on securities		2,888
Net capital		$379,432

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$379,432
Minimum net capital required	$ 702	
Minimum dollar net capital requirement	$100,000	
Net capital requirement		100,000
Excess net capital		$279,432

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 10,532
Percent of aggregate indebtedness to net capital	2.78%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2009

Net capital - unaudited Form X-17A-5, Part IIA	$ 379,432
Reconciling items – none	-
Net capital - audited	$ 379,432

SUPPLEMENTAL REPORT

In planning and performing our audit of the financial statements of Allen, Mooney & Barnes Brokerage Services, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Allen, Mooney & Barnes Brokerage Services, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Financial Industry Regulatory Authority, and the Securities and Exchange Commission and is not intended to be used and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 25, 2010

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2009